Exhibit 99.1

Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of           Aldwych House                   Tel:  +44 20 7611 8960
Stolt-Nielsen S.A         71-91 Aldwych                   Fax:  +44 20 7611 8965
                          London WC2B 4HN                 www.stolt-nielsen.com
                          England

NEWS RELEASE
                                                       Contact: Reid H. Gearhart
                                                        The Dilenschneider Group
                                                              USA 1 212 922-0900
                                                           rgearhart@dgi-nyc.com

                Stolt-Nielsen S.A. Implements Management Changes
                      At Stolt-Nielsen Transportation Group

            James B. Hurlock Elected Interim Chief Executive Officer

London, England - July 29, 2003 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today announced organizational and management changes at the company's Transportation Group.

Jacob Stolt-Nielsen, Chairman of Stolt-Nielsen S.A. (SNSA), said: "The actions we are announcing today are aimed at putting the focus on the future of the business and reflect our plans for ensuring the long-term success of the Stolt-Nielsen Transportation Group, an outstanding company composed of excellent people."

Effective immediately, the Board of Directors of Stolt-Nielsen S.A. has elected James B. Hurlock, 69, as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group. Mr. Hurlock currently serves as a Director of Stolt Offshore S.A. He succeeds Reginald J. R. Lee, who will serve as an advisor to the company until his planned retirement at the end of 2003.

"We are pleased that Jim has agreed to take on this task," said Mr. Stolt-Nielsen. "His credentials, integrity and character are of the highest order. He knows both our company and our business, and he has the management experience and ability to get the job done."

Mr. Hurlock said, "My charge is to get the company and its people focused squarely on the future and doing what we do best as a leading provider of parcel-tanker services to our valued customers worldwide."

Added Mr.  Hurlock,  "Innovation,  performance  and a relentless  dedication  to customer service have long been the hallmarks of the Stolt-Nielsen Transportation Group. We intend to ensure that this proud record continues for decades to come."

Stolt-Nielsen S.A. also announced today that Samuel Cooperman, who was Chairman of the Board of the Transportation Group, is taking a management position within SNSA.

The company initiated board changes at its SNTG subsidiary consistent with the realignment in management structure.

                                James B. Hurlock

James B. Hurlock was a Partner and Chairman of the Management Committee at White & Case LLP from 1980 to 2000, where he led the building of the firm's international presence and oversaw the firm's operations worldwide. He also headed its sovereign representation practice. His primary focus was international financial transactions, with significant experience in debt restructuring. He counseled clients regarding mergers and acquisitions, the secured financing of projects, shipping and aircraft, and a wide variety of direct foreign investments in manufacturing and service businesses.

For more than 30 years, Mr. Hurlock also represented the governments of such countries as Turkey, Morocco, Nigeria, Bulgaria, Peru, Costa Rica, and Poland. His work included debt reschedulings, debt buy-backs, project financings, construction contracts, loan agreements, privatization programs, securities offerings, foreign investments, arbitration, tax matters and trade transactions.

In addition to serving as a Director of Stolt Offshore S.A., Mr. Hurlock is a Director of Orient Express Hotels Ltd., and a Trustee of New York Presbyterian Hospital and Woods Hole Oceanographic Institution. He is Chairman of the Board of Trustees at The Parker School of Foreign and Comparative Law and the International Development Law Organization.

Mr. Hurlock holds an A.B. from Princeton University. As a Rhodes Scholar, he received a B.A. and an M.A. from Oxford University. He received a J.D. from Harvard Law School.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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